[Letterhead of Eilers, Jones, Brown & McLeod]


      CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

International Heritage, Incorporated
2626 Glenwood Avenue, Suite 200
Raleigh, NC 27608

Re: Consent to be named in the S-8 Registration Statement of International Heritage, Incorporated, a Nevada corporation (the "Registrant"), SEC File No. 002-97690-D, to be filed on or about July 20, 1998, covering the registration and issuance of common stock underlying the International
     Heritage, Incorporated 1996 Employee Stock Option Plan.

Gentlemen:

     We hereby consent to the use of our report dated February 13, 1998, Except for Note 11, as to which the date is May 1, 1998, in the above referenced Registration Statement. We also consent to the use of our name as experts in such Registration Statement.

EILERS, JONES, BROWN & McLEOD, CPAs, PA
July 16, 1998